[Letterhead of Gibson, Dunn & Crutcher LLP]

March 23, 2011

VIA EDGAR AND HAND DELIVERY

Donald E. Field
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:           TBS International plc
Registration Statement on Form S-1
Filed February 14, 2011
File No. 333-172236

Dear Mr. Field:

This letter responds to your letter, dated March 10, 2011, regarding the Registration Statement on Form S-1 (the "Form S-1") of TBS International plc (the "Company") filed on February 14, 2011.  The Company has filed Amendment No. 1 to the Form S-1 ("Amendment No. 1") today by electronic submission.  Each of your comments is set forth below, followed by our corresponding response.  Page references in our responses are to the revised prospectus included as part of Amendment No. 1.

Form S-1 filed February 14, 2011

General

Comment 1

We note there are outstanding comments on your Confidential Treatment Application (CF No. 26266) filed on February 3, 2011.  Please note that all comments must be resolved and the CT Order granted before we act on a request for acceleration regarding your Form S-1.

Response 1

We acknowledge your comment.  The outstanding comments on the Company's Confidential Treatment Application are being addressed through separate correspondence with the Commission.

Exhibit 5.1

Comment 2

In Section 1.3, please delete the qualifications contained in Sections 1.3(b) and 1.3(c) and the concluding paragraph of Section 1.3 in its entirety.

Response 2

Section 1.3 of Exhibit 5.1 of Amendment No. 1 has been revised in response to the Staff's comment.

Comment 3

In Section 1.6, please delete the concluding phrase “at the date hereof” or, alternatively, confirm that the opinion will be dated as of effectiveness.  Please also revise Section 5 accordingly.

Response 3

Section 1.6 of Exhibit 5.1 of Amendment No. 1 has been revised in response to the Staff's comment.

Comment 4

In the first sentence of Section 2, please revise to delete the phrase “and to any matters not disclosed to us.”

Response 4

The first sentence of Section 2 of Exhibit 5.1 of Amendment No. 1 has been revised in response to the Staff's comment.

Comment 5

Please revise Section 2.2 to state that when the Rights are offered and issued that they will constitute legal, valid and binding obligations of the company or advise as to why such opinion is necessary.

Response 5

Page 10 of Amendment No. 1 and the rights certificate attached as Exhibit 4.2 to Amendment No. 1 have been revised to clarify that the rights are contract rights governed by the laws of the State of New York.  Accordingly, Exhibit 5.2 states that the rights will be legal, valid and binding obligations of the Company, and Exhibit 5.1 has not been revised to include such opinions.

Comment 6

In Section 3, please delete the assumptions contained in Sections 3.1, 3.3, 3.4, 3.7(ii), 3.10, 3.11, 3.12, 3.13, 3.14, 3.15, 3.16 and 3.17.  We view these statements as legal conclusions that should be opined upon by legal counsel.

Response 6

Section 3 of Exhibit 5.1 of Amendment No. 1 has been revised in response to the Staff's comment.

Comment 7

Please revise Section 4 to clearly consent to being named in the registration statement.  In this regard, we note that Arthur Cox is named in the section of the prospectus titled “Legal Matters.”

Response 7

Section 4 of Exhibit 5.1 of Amendment No. 1 has been revised in response to the Staff's comment.

Exhibit 5.2

Comment 8

In the fourth paragraph, please delete the phrase “and subject to the assumptions stated and in reliance on statements of fact contained in the document that we have examined.”

Response 8

The fourth paragraph of Exhibit 5.2 of Amendment No. 1 has been revised in response to the Staff's comment.

Comment 9

We note that the opinion is limited to the laws of the State of New York.  Please confirm the purpose of the foregoing opinion given that the company is incorporated in Ireland and given that the subscription rights and the issuance of any underlying shares would be governed by the laws of Ireland.

Response 9

Page 10 of Amendment No. 1 and the rights certificate attached as Exhibit 4.2 to Amendment No. 1 have been revised to clarify that the rights are contract rights governed by the laws of the State of New York.  Accordingly, Exhibit 5.2 contains an opinion that the rights constitute legal, valid and binding obligations of the Company and limits such opinion to the laws of the State of New York

If you should have any questions or further comments with respect to Amendment No. 1, please direct them to me at (212) 351-3920 or Eric M. Scarazzo at (212) 351-2389.  Facsimile transmissions may be sent to (212) 351-5226.

Very truly yours,

/s/  Steven R. Finley
Steven R. Finley, Esq.

cc:	Ferdinand V. Lepere
612 East Grassy Sprain Road
Yonkers, NY 10710